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                      SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C. 20549

                             --------------------

                                SCHEDULE 14D-1
                              (AMENDMENT NO. 15)
              TENDER OFFER STATEMENT PURSUANT TO SECTION 14(d)(1)
                    OF THE SECURITIES EXCHANGE ACT OF 1934

                                      AND

                                 SCHEDULE 13D
                              (AMENDMENT NO. 15)
                   UNDER THE SECURITIES EXCHANGE ACT OF 1934
                              -------------------

                        SHOREWOOD PACKAGING CORPORATION
                           (Name of Subject Company)
                              -------------------

                            CHESAPEAKE CORPORATION
                                SHEFFIELD, INC.
                                   (Bidders)
                              -------------------

                    Common Stock, $0.01 Par Value Per Share
                         (Including Associated Rights)
                        (Title of Class of Securities)
                              -------------------

                                   825229107
                     (CUSIP Number of Class of Securities)
                              ------------------

                               Thomas H. Johnson
                      President & Chief Executive Officer
                            Chesapeake Corporation
                             1021 East Cary Street
                         Richmond, Virginia 23218-2350
                                (804) 697-1000
           (Name, Address and Telephone Number of Person Authorized
          to Receive Notices and Communications on Behalf of Bidders)
                                  Copies to:
                            Gary E. Thompson, Esq.
                               Hunton & Williams
                         Riverfront Plaza, East Tower
                             951 East Byrd Street
                         Richmond, Virginia 23219-4074
                                (804) 788-8200
                             ---------------------

                               February 17, 2000
            (Date of Event Which Requires Filing of This Statement)

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                                   14D-1/13D/A

CUSIP No. 825 229 107


1.   NAME OF REPORTING PERSONS
       Chesapeake Corporation
     I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS
       54-0166880


2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP     (a)  [__]
                                                          (b)  [X]


3.   SEC USE ONLY


4.   SOURCE OF FUNDS                                      BK; WC


5.   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(e) OR 2(f)                       [__]


6.   CITIZENSHIP OR PLACE OF ORGANIZATION           Commonwealth of Virginia


7.   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                                                    4,106,540 Shares (1)


8.   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (7) EXCLUDES
     CERTAIN SHARES                                       [__]


9.   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (7)    14.9%


10.  TYPE OF REPORTING PERSON                             HC; CO


(1) On November 26, 1999, Chesapeake Corporation entered into a stock purchase agreement (the "Purchase Agreement") with Ariel Capital Management, Inc., an investment advisor with discretionary authority over its client's shares of Shorewood Packaging Corporation, pursuant to which Chesapeake agreed to purchase 4.1 million shares (the "Purchased Shares") of common stock of Shorewood, subject to adjustment as set forth in the Purchase Agreement, and Ariel agreed that, if Chesapeake commenced a public tender offer for Shares prior to the closing of the Purchase Agreement, Ariel would use its best efforts to exercise its discretionary authority to cause its clients to tender such Purchased Shares in such tender offer and execute any proxies or written consents with respect to such Purchased Shares in the form solicited by Chesapeake in any proxy or written consent solicitation commenced in connection with such tender offer. With respect to the Purchased Shares, Chesapeake and Ariel may be deemed to be a "group" as such term is defined in Rule 13d-5 promulgated under the Securities Exchange Act of 1934, as amended; however, Chesapeake does not affirm the existence of, and disclaims membership in, a group with Ariel. The Purchase Agreement expressly provides that Ariel and its clients have reserved all of their respective rights with respect to, and have no agreement, arrangement or understanding with Chesapeake relating to, any Shares of Shorewood other than the Purchased Shares.

                                       2
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                                   14D-1/13D/A

CUSIP No. 825 229 107


1.   NAME OF REPORTING PERSONS
       Sheffield, Inc.
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS
       Applied for.


2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP     (a) [__]
     (b) [X]


3.  SEC USE ONLY


4.  SOURCE OF FUNDS                AF


5.  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
      PURSUANT TO ITEMS 2(e) OR 2(f)                      [__]


6.  CITIZENSHIP OR PLACE OF ORGANIZATION          State of Delaware


7.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
     100 Shares


8.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (7) EXCLUDES
      CERTAIN SHARES                                      [__]


9.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (7)     less than 1%


10.  TYPE OF REPORTING PERSON                             CO

                                       3
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     This Amendment No. 15 to Schedule 14D-1 supplements and amends the Tender
Offer Statement on Schedule 14D-1, filed on December 3, 1999 (as amended, the "Schedule 14D-1"), by Sheffield, Inc., a Delaware corporation ("Purchaser"), and Chesapeake Corporation ("Chesapeake"), a Virginia corporation and the direct owner of all of the outstanding capital stock of Purchaser. The Schedule 14D-1 relates to the offer by Purchaser to purchase all outstanding shares of common stock, $0.01 par value per share (the "Common Stock"), including the associated rights to purchase preferred stock (the "Rights" and together with the Common Stock, the "Shares"), of Shorewood Packaging Corporation, a Delaware corporation (the "Company"), not directly or indirectly owned by Chesapeake and its subsidiaries, for a purchase price of $17.25 per Share, net to the seller in cash, without interest thereon, on the terms and subject to the conditions set forth in the Offer to Purchase, dated December 3, 1999 (the "Offer to Purchase"), and in the related Letter of Transmittal and any amendments or supplements thereto (which collectively constitute the "Offer"). Capitalized terms used and not otherwise defined herein have the meanings set forth in the
Schedule 14D-1. This Amendment No. 15 to Schedule 14D-1 also constitutes Amendment No. 15 to the statement on Schedule 13D of Purchaser and Chesapeake, filed on November 30, 1999.

Item 3. Past Contacts, Transactions or Negotiations with the Subject Company

     (b) The text of Section 10 of the Offer to Purchase is hereby amended and supplemented by adding thereto the following:

     On February 17, 2000, Chesapeake issued the following press release:

                          [CHESAPEAKE CORPORATION LOGO]


                 CHESAPEAKE ISSUES STATEMENT REGARDING SHOREWOOD

Richmond, VA--February 17, 2000--Chesapeake Corporation (NYSE: CSK) today announced that it will permit its tender offer for Shorewood Packaging Corporation (NYSE: SWD) to expire at midnight, New York City time, on February 18, 2000 in accordance with its terms. Chesapeake has advised Shorewood that it is withdrawing its request for a record date in connection with a solicitation of Shorewood's stockholders. Chesapeake also noted that it reserves its right to resume its efforts to acquire Shorewood should circumstances warrant.

Thomas H. Johnson, president and chief executive officer of Chesapeake Corporation, said, "Chesapeake is a disciplined buyer and will only pursue acquisitions at prices that make sense for Chesapeake's shareholders. We will continue to pursue our strategic plan of redeploying capital to further Chesapeake's growth and enhance shareholder value."

Chesapeake Corporation, headquartered in Richmond, Va., is a global leader in specialty packaging and merchandising services. Chesapeake is the largest North American producer of temporary and permanent point-of-purchase displays, the North American leader for litho-laminated packaging, the leading European folding carton, leaflet and label supplier, and a local leader in specific U.S. markets for customized, corrugated packaging. Chesapeake has over 40 locations in North America, Europe and Asia. Chesapeake's net sales in 1999 were $1.2 billion. Chesapeake's website is www.cskcorp.com.

This news release may contain forward-looking statements that are made pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. While the safe harbor provisions of the Private Securities Litigation Reform Act of 1995 are not applicable to forward-looking statements made in connection with a tender offer, it has not been judicially determined whether such safe harbor provisions apply to forward-looking statements in a consent solicitation conducted in connection with a tender offer. The accuracy of such forward-looking statements is subject to a number of risks, uncertainties, and assumptions that may cause Chesapeake's actual results to differ materially from those expressed in the forward-looking statements including, but not limited to: competitive products and pricing; production costs, particularly for raw materials such as corrugated box, folding carton and display materials; fluctuations in demand; government policies and regulations affecting the environment; interest rates; currency translation movements; and other risks that are detailed from time to time in reports filed by the Company with the Securities and Exchange Commission.

                  CERTAIN INFORMATION CONCERNING PARTICIPANTS

Chesapeake Corporation ("Chesapeake") and Sheffield, Inc., a wholly owned subsidiary of Chesapeake ("Purchaser"), and certain other persons named below may be deemed to be participants in a consent solicitation (the "Consent Solicitation") that may be conducted by Chesapeake and Purchaser in connection with the tender offer (the "Offer") by Purchaser to purchase all of the outstanding shares of common stock ("Shares") of Shorewood Packaging Corporation ("Shorewood") for $17.25 per Share net to the seller in cash. The participants in this solicitation may include: (i) the directors of Chesapeake (Harry H. Warner, Chairman of the Board; Thomas H. Johnson, President & Chief Executive Officer; Robert L. Hintz; James E. Rogers; John W. Rosenblum; Frank S. Royal; Wallace Stettinius; Richard G. Tilghman; Joseph P.Viviano; and Hugh V. White, Jr.); and (ii) certain officers of Chesapeake: J.P. Causey Jr., Senior Vice President, Secretary & General Counsel; Andrew J. Kohut, Senior Vice President-Strategic Business Development; Octavio Orta, Executive Vice President-Display & Packaging; William T. Tolley, Senior Vice President-Finance & Chief Financial Officer; Molly Remes, Director-Corporate Communications; and Joel Mostrom, Vice President-Investor Relations. As of the date of this communication, approximately 14.9% of the outstanding Shares of Shorewood, or approximately 4.1 million Shares, are beneficially owned by Chesapeake and Purchaser (including Shares to be purchased pursuant to a stock purchase agreement between Chesapeake and a third-party). Chesapeake has retained Goldman, Sachs & Co. ("Goldman Sachs") and Donaldson, Lufkin & Jenrette Securities Corporation ("DLJ") to act as its co-financial advisors in connection with the Offer, for which Goldman Sachs and DLJ will receive customary fees, as well as reimbursement of reasonable out-of-pocket expenses. Chesapeake and Purchaser have retained Goldman Sachs and DLJ to act as their Co-Dealer Managers in connection with the Offer, for which Goldman Sachs and DLJ will receive customary fees, as well as reimbursement of reasonable out-of- pocket expenses. In addition, Chesapeake and Purchaser have agreed to indemnify Goldman Sachs and certain related persons and DLJ and certain related persons against liabilities, including certain liabilities under the federal securities laws, arising out of each of their engagements. Neither Goldman Sachs nor DLJ admits that they or any of their respective partners, directors, officers, employees, affiliates or controlling persons, if any, is a "participant" as defined in Schedule 14A promulgated under the Exchange Act in the solicitation of proxies and/or consents, or that Schedule 14A requires the disclosure of certain information concerning Goldman Sachs or DLJ. In connection with Goldman Sachs' role as Co-Dealer Manager to Chesapeake and Purchaser, the following investment banking employees of Goldman Sachs may communicate in person, by telephone or otherwise with a limited number of institutions, brokers or other persons who are stockholders of Shorewood and may solicit consents from these institutions, brokers or other persons: Ravi Sinha, George Mattson, James Katzman, Peter Comisar and Jason Gilbert. In connection with DLJ's role as Co-Dealer Manager to Chesapeake and Purchaser, the following investment banking employees of DLJ may communicate in person, by telephone or otherwise with a limited number of institutions, brokers or other persons who are stockholders of Shorewood and may solicit consents from these institutions, brokers or other persons: L. Price Blackford, Doug Brown, Daniel Schleifman, Robert Simensky and Andrew Kramer. Goldman Sachs and DLJ each engage in a full range of investment banking, securities trading, market-making and brokerage services for institutional and individual clients. In the normal course of its business Goldman Sachs and/or DLJ may trade securities of Shorewood for each of their own accounts and the accounts of their customers and, accordingly, may at any time hold a long or short position in such securities. Goldman Sachs and DLJ has each informed Chesapeake that, as of the date hereof, neither of them holds any Shares for its own account. Goldman Sachs or DLJ and/or certain of their respective affiliates may have voting and dispositive power with respect to certain Shares held in asset management, brokerage and other accounts. Goldman Sachs, DLJ, and each such of their respective affiliates disclaim beneficial ownership of such Shares. Other than as set forth herein, to the knowledge of Chesapeake and Purchaser, as of the date of this communication, none of Chesapeake, Purchaser, any of their respective directors, executive officers, employees or other representatives, or other persons known to Chesapeake or Purchaser who may solicit consents has any interest, direct or indirect, in Shorewood by security holding or otherwise.

                                       ###

For media relations, call:                      For investor relations, call:
Molly Remes                                     William Tolley/Joel Mostrom
804-697-1110                                    804-697-1157/804-697-1147


                           Joele Frank/Josh Silverman
                               J. Frank Associates
                            212-355-4449 ext. 107/121

Item 10.  Additional Information

     Item 10 is hereby amended and supplemented by adding thereto the following:

     (f) The Expiration Date of the Offer is currently set for 12:00 Midnight, New York City time, on Friday, February 18, 2000. Chesapeake and Purchaser presently intend to allow the Offer to expire on the Expiration Date. Additionally, Chesapeake today withdrew its request that the Company Board fix a record date in the Consent Solicitation related to the Offer. As indicated in the text of the press release set forth above, Chesapeake reserves the right to commence a tender offer for the Company and initiate a consent solicitation with respect to the Company's Shares in the future if circumstances warrant.

                                       5
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                                  SIGNATURES

     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 17, 2000

                                       CHESAPEAKE CORPORATION


                                       By:     /s/ J.P. Causey Jr.
                                          ----------------------------------
                                               J. P. Causey Jr.
                                               Senior Vice President, Secretary
                                                 & General Counsel

                                       SHEFFIELD, INC.


                                       By:     /s/ J.P. Causey Jr.
                                          ----------------------------------
                                               J. P. Causey Jr.
                                               Vice President & Secretary

                                       6